(1)     The  Reporting  Person owns the Class A limited  liability  company interests of JM Legacy LLC ("JM LLC"), which provide the Reporting Person with voting and dispositive power over and a 1% pecuniary  interest in the shares of
Smithfield  Foods Inc. common stock ("Common Stock") owned by JM LLC. The
Reporting Person disclaims beneficial ownership of the shares of Common Stock held by JM LLC except to the extent of the  Reporting  Person's 1%  pecuniary interest.  On February 11, 2005, JM LLC entered into a prepaid variable forward contract ("Contract") with an unaffiliated  third party buyer ("Buyer") pursuant to a Master Agreement dated February 11, 2005.  The Contract obligates JM LLC to deliver to the Buyer up to 170,340 Common Shares (or an  equivalent amount of cash, if elected by JM LLC) on the Maturity Date of the Contract (i.e.,  August
13, 2012, or an earlier date if the parties agree to terminate the Contract early).  In exchange for assuming  this  obligation,  JM LLC received a cash payment of $3,787,073.69 as of the date of entering into the Contract.  JM LLC pledged 170,340 Common Shares (the "Pledged  Shares") to secure its  obligations under the Master Agreement, and retained  voting rights in the Pledged  Shares during the period of the pledge.  JM LLC will pay to Buyer all dividends received on the Pledged Shares during the term of transaction.  The number of shares to be delivered to the Buyer on the Maturity Date is to be determined as follows, on the basis of prices of the Common Shares that are subject to adjustment for events specified in the Master Agreement:

o        If the price per share of the Common Shares on the Maturity Date is less than or equal to $30.9644  (i.e., the "Initial Share Price," which is the price on the date of entering into the  Contract), JM LLC will deliver to the Buyer the entire amount of Pledged Shares;

o        If the price per share of the Common Shares on the Maturity Date is between the Floor Price and $55.7359 (the "Cap Price"), JM LLC will deliver to the Buyer a number of shares determined by multiplying  the
         Pledged Shares by the Floor Price, and dividing the resulting number by the price of the Common Shares on the Maturity Date;

o        If the price per share of the Common Shares on the Maturity Date is greater than the Cap Price, JM LLC would deliver to the Buyer a number of shares determined by reference to a formula specified in the contract that would result in JM LLC being obligated to deliver fewer than the number of Pledged Shares.